RALLY

Bill of Sale

As of January 8, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Coins N Rarities (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#95TOPSUN
Description:	1995 Sealed Topsun Pokémon Booster Box, 1st Edition Box A
Total Acquisition Cost:	$ 50,000.00
Consideration: Cash (%) Equity (%) Total	$ 50,000.00 (100%) $ 0 (0%) $ 50,000.00 (100%)